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                                  EXHIBIT 14
                                 TO FORM 10-K OF
                           SEA PINES ASSOCIATES, INC.

                  CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

      The Chief Executive Officer and the Chief Financial Officer of the Company and the Chief Executive Officer, Chief Financial Officer and the Controller of the Company's Subsidiaries have a special role which requires them to adhere to ethical conduct and integrity generally, and to promote accurate, fair and timely reporting of our Company's financial results and condition and other information we release to the public and include in reports we file with the Securities and Exchange Commission. Because of this special role, the Chief Executive Officer and the Chief Financial Officer of the Company and the Chief Executive Officer, Chief Financial Officer and the Controller of the Company's Subsidiaries are bound by the following Code of Ethics, under which each agrees that he or she shall:

- Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

- Provide information within the scope of his or her duties in a manner which promotes full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in the Company's other public communications.

- Comply with all applicable rules and regulations of federal, state and local governments and regulatory agencies.

- Carry out his or her duties in good faith, responsibly, and with due care, competence and diligence.

- Take all reasonable measures to protect the confidentiality of non-public information about the Company or its Subsidiaries and their customers and vendors obtained or created in connection with his or her activities, and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

- Promptly report to the Chairman of the Audit Committee any conduct that he or she believes to be, or would give rise to, a violation of law or of any provision of this Code of Ethics or the Company's Code of Ethical Business Conduct.

      It is against the Company's policy to retaliate against any employee for the good faith reporting of violations of this Code of Ethics. Violations of this Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.